Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
   New Paltz NY 12561
Telephone 845.256.8035
Fax: 845.255.1814

February 22, 2011

Tracey L. McNeil, Attorney-Advisor
Securities and Exchange Commission
Washington DC 20549

Re:	Plandel Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October  13, 2010
File no. 333-168079

Ms. McNeil:

Set forth below is a response to your comment letter dated November 8, 2010 with respect to the above-referenced filing.  We have reproduced your letter and indicated our responses thereto.  We are also filing herewith a version of the registration statement that is marked to show changes from the original filing.

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found.  This will expedite our review of the filing.

The company has made parallel changes and included page references for responses.

2.	Please precisely mark all changes to the document from the prior version to expedite our review. Also refer to Item 310 of Regulation S-T.

A fully marked version of amendment no. 2 will be filed as correspondence immediately after the amendment itself is filed

3.
Use bold type, underlining or some other means to distinguish your captions from the text which follows below.  Because much of your text is brief, it is difficult at times to easily distinguish between captions and the text that follows.

The company has used boldface type and underlining to accomplish this.

4.	If both selling shareholders reside in the Philippines, explain to us why there is an expectation that sales will take place in the United States.

We are filing this registration statement in order to be able to sell in the United States should a demand for the shares develop here.  We may also sell in other jurisdictions outside the United States.

5.
If you retain this section, eliminate any suggestion that your document or filings include forward-looking statements “as defined by the Private Securities Litigation Reform Act of 1995,” insofar as this is your initial public offering and you will be an issuer of penny stock.  See Securities Act Section 27A.

We have removed the reference to the Private Securities Litigation Reform Act of 1995.  See page 3.

6.	Also eliminate the suggestion that your Risk Factors section only identifies “some” of the important risks, since that section should include all known, material risks.

The language has been eliminated.

7.
Ensure that your risk factors relate to your current and likely business,.  Insofar as you have no known ore reserves of any kind, rather than suggesting that you are vulnerable to “the change of the world gold supply,” identify the risks related to having no known ore reserves of any kind.

The risk factor related to vulnerability to change in world gold supply has been deleted.  The risks associated with having no ore are contained in the risk factor called “The probability of a mineral claim having profitable reserves is very rare and our claim, even with large investments, may never generate a profit.”

8.
We note that your disclosure in this section is substantially similar to the language appearing in filings for several companies, including the registration statements on Form A-1 for Buka Ventures Inc., file number 333-156311, Eaglecrest Resources, Inc., file number  333-151269, and Sweet water Resources, Inc. file number 3333-151339.  We also note that your “Report Recommendations” disclosure on page 20 describing your “two Phase exploration program to further delineate the mineralized system … consist[ing] of air photo interpretations of the structures ….” Also appears in these filings.  Please explain.  We may have further comments upon consideration of your response.

When a company begins the process of drafting an initial offering registration statement, it is very common for it to review registration statements in its industry that the staff has recently declared effective.  This review gives the company guidance as to format acceptable to the staff and the topics that the staff wishes a company to address within a given section of the prospectus.  Thus, Buka Ventures referenced by you above, may have referred to Sweetwater and Eaglecrest in preparing its initial draft.  There is nothing nefarious about this process.  It is simply intended to permit an issuer to prepare an initial filing that includes to the extent possible all the information that the staff expects to see in a format familiar to the staff.  The company stands by its disclosures without reservation.  With respect to the report recommendation, it is a common one for geological consultants in the region.  That does not undercut its validity.

9.	Your financial statements are more than 135 days old. Please provide financial statements complying with Rule 8-08 of Regulation S-X and corresponding disclosures through your prospectus.

Interim statements as of and through the six-months ended November 30 have been added.

10.
We note from your response to prior comment eight from our letter dated August 9, 2010 that the “mineral claim was acquired by an individual on [y]our behalf and transferred to the company after it was formed.”  Based on this response, it appears you should revise your financial statement presentation to reflect a capital contribution of $5,000 for the mineral claim.  Please revise or otherwise explain to us why you do not believe a revision is necessary.

The financial statements have been revised.

11.
We note from your response to prior comment 11 from our letter dated August 9, 2010 that you expanded footnote one.  However, it is unclear to us how your disclosure under this heading addressed your policy regarding exploration costs incurred prior to the development or production stage.  If true, please expand your disclosure to specifically state that exploration costs incurred before mineralization is classified as proven and probable reserves are expensed as incurred or otherwise advise.

The footnote has been clarified.

12.
Revise the sketches to clarify each individual’s role(s) with the listed employers, and explain why you suggest at several places that their current positions with such employers do not result in any potential conflicts of interest.

See changes on pages 8, 16 and 56

13.
Revise or explain the various references to devoting only a “few” hours while elsewhere suggesting that the individuals devote “approximately 10 hours” per month to the business of “the company.”  If the individuals work less than full time at the other positions listed, also revise to make this clear.

See changes on pages 8, 16 and 56.

14.	In future filings, revise to clarify on what date and with what filing the exhibit was “previously filed” in each case. Also provide an updated opinion of counsel due to the lapse of time.

This clarification has been made.  An updated opinion has been included as Exhibit 5.

15.	Please provide updated consents with your next filing as applicable. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

Updated consents have been provided.  See exhibits 23.1 and 23.2.

16.	Clarify who is signing in the capacity of controller or principal accounting officer. Refer to Form S-1, Signatures, Instructions 1 and 2.

This clarification has been made to the signature page.

17.	We note you disclose your claim is an unpatented mineral claim. Please tell us about the different types of mineral claims in the Philippines, and the associated procedure for obtaining.

Both patented and unpatented claims are available in the Philippines. Patented claims are available through the Government of the Philippines and the price of each claim can vary. Unpatented claims are available through private transactions which are then registered through the Government Ministry responsible for Mining in the Philippines.

18.
We note a condition of the License and Permit for Mining and Exploration is to abide by environmental terms, conditions and guidelines.  Please disclose the environmental terms, conditions and guidelines associated with your license and permit.

This disclosure has been added to page 17.

19.	In addition, please tell us if your mineral claim information is available on the DENR website in order to verify your exploration permit.

The DENR is notoriously slow in registering the many claims that need to be registered each month on their website. The current list that is on their website is incomplete based on the personal knowledge of the company’s officers and consultations with DENR officials. As such, the company’s claim has not been posted to the DENR website as of yet, and the company has asked that it be posted at the earliest possible opportunity.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn

/s/ D. Roger Glenn